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Direct phone: 404.873.8688
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E-mail: joe.alley@agg.com
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May 25, 2006

VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR

Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
100 “F” Street, N.E.
Washington, D.C. 20549-3628

Re:	PRG-Schultz International, Inc.
Item 4.02 Form 8-K
Filed May 16, 2006
File No. 0-28000

Dear Ms. Shah:

On behalf of PRG-Schultz International, Inc. (“PRGS” or the “Company”), we transmit for filing PRGS’ responses to the Staff’s letter of comment dated May 18, 2006. For your convenience, the comments contained in that letter are reprinted below in italics. Unless otherwise indicated, all references are to the Form 8-K filed on May 16, 2006 (file no. 0-28000).

Form 8-K

1.	Please amend your report to specifically state all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

•	the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon;

Ms. Nili Shah
May 25, 2006

•
a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

Response:

We have amended the Form 8-K in response to the above comments, in a Form 8-K/A filed on May 22, 2006.

2.	Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

Response:

PRGS filed a Form 10-Q/A for the quarter ended March 31, 2006 on May 18, 2006.

3.	We remind you that when you file your restated Form 10-Q you should appropriately address the following:

•	full compliance with FAS 154, paragraphs 25 and 26, to the extent that amounts change in your restated financial statements.

•	fully update all affected portions of the document, including MD&A, to the extent that amounts change in your restated financial statements.

•	Updated Item 4 disclosure should include the following, to the extent that amounts change in your restated financial statements:

o	a discussion of the restatement and the facts and circumstances surrounding it,

o	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

o	changes to internal controls over financial reporting, and

o	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of similar nature.

refer to Items 307 and 308(c) of Regulation S-K.

o	your consideration of the effect of the premature filing of your Form 10-Q on your disclosure controls and procedures.

o	include all updated certifications.

Ms. Nili Shah
May 25, 2006

Response:

The Company notes that no amounts changed on the face of the financial statements in its Report on Form 10-Q/A filed on March 18, 2006 other than a reclassification of payments of $580,000 from the other assets line item of cash flows from operations to the payments for deferred loan cost line item of cash flows from investing activities, with the result of increasing cash flows from operations by $580,000 and reducing cash flows from investing activities by $580,000. As disclosed in the May 16, 2006 Form 8-K, The Company sent its Form 10-Q for the quarter ended March 31, 2006, to the firm it uses to "edgarize" the filing (the process used to submit filings with the Securities and Exchange Commission), and the Form 10-Q was inadvertently filed with the Securities and Exchange Commission before the Company had completed its normal filing procedures, including final proofing, obtaining of signatures and approvals, and the final review by the Company’s independent auditors which is required prior to filing pursuant to Rule 10-01(d) of Regulation S-X. The inadvertent filing was solely due to human error on the part of the filing firm. The Company has concluded that the filing error that occurred was within the realm of reasonably acceptable human error, and that it does not change the CEO and CFO’s conclusion that the Company's disclosure controls and procedures were not effective in reporting, on a timely basis, information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act, because of unremediated material weaknesses in its internal control over financial reporting, as described in Item 9A of the Company's Form 10-K for the year ended December 31, 2005. The Form 10-Q/A contained updated certifications.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please review these responses at your earliest convenience and contact me to let me know if they address your concerns. You may contact me at (404) 873-8688.

Very truly yours,

ARNALL GOLDEN GREGORY LLP

/s/ B. Joseph Alley, Jr.
B. Joseph Alley, Jr.

cc:	Bret Johnson, Division of Corporation Finance
Peter Limeri
Victor A. Allums, Esq.